Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 1-09100) of GOTTSCHALKS Inc. of our report dated June 26, 2007, with respect to the statements of net assets available for benefits of the GOTTSCHALKS Inc. Retirement Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006 and Schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the GOTTSCHALKS Inc. Retirement Savings Plan.

By /s/ Mohler, Nixon & Williams
    MOHLER, NIXON & WILLIAMS
    Accountancy Corporation

Campbell, California
June 26, 2007